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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66265

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 AND ENDING December 31, 2018
_____MM/DD/YY_____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ackrell Capital, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
38 Keyes Avenue, Suite 200
_____(No. and Street)_____

San Francisco	California	94129
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Ackrell   415 995-2000
_____(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Dave Banerjee CPA, A Professional Accountancy Corp.
_____(Name – if individual, state last, first, middle name)_____

21860 Burbank Blvd., Ste 150	Woodland Hills	CA	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
                     information contained in this form are not required to respond
                     unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Michael Ackrell_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Ackrell Capital, LLC_____ , as of __December 31_____, 20 _18___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Managing Director
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REBECCA B. KUANG
Notary Public - California
San Francisco County
Commission # 2257693
My Comm. Expires Sep 9, 2022

State of ___California_____
County of ___San Francisco___
Subscribed and sworn to (or affirmed) before me on this _22_ day of _February_, _2019_ by
___Michael K Ackrell___ proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public _____



DAVE BANERJEE, CPA

An Accountancy Corporation – Member AICPA and PCAOB

21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the Members of Ackrell Capital, LLC.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Ackrell Capital, LLC. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements are fairly stated in all material respects.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2018.
Woodland Hills, California
February 22, 2018

Ackrell Capital, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	125,515
Account Receivable, Net		35,100
Prepaid Expense		33,181
Investments, At Fair Value		4,681
Other Assets		11,185
Total assets	$	209,662

Liabilities and Member's Equity

Liabilities

Account Payable And Accrued Expenes	$	50,336
Unearned Revenue		6,667
Total liabilities		57,003

Commitments and contingencies

Member's equity

Member's equity		152,659
Total Member's Equity		152,659
Total Liabilities And Member's Equity	$	209,662

The accompanying notes are an integral part of these financial statements.

1

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Ackrell Capital, LLC (the "Company") is a Delaware Limited Liability Company which registered in California on November 4, 2003. In 2004, the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934, as amended, to provide mergers and acquisitions, consulting, and private placement services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including advisory services. Advisory fees generally consist of retainers that are paid after letters of engagement are signed for services, as well as success fees upon the closing of transactions in which the Company participated. For the year ended December 31, 2018, two clients made up about 33% of the revenues of the Company.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are valued and reported at net realizable value under the direct write-off method. Accounts written off were considered necessary because probable uncollectible accounts are material. As of December 31, 2018, the Company recorded $56,929 as bad debt expense included in other operating expenses on the Statement of operations.

The Company receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured. Deferred revenue represents the portion of revenue which relates to future periods covered by the Company's agreements. Such fees are non-refundable

All investments in securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement, as described in Note 2. Net realized gains or losses from the sale of these securities are computed based on specific identification of historical cost. Net unrealized gains or losses arises from changes in the fair value of these securities during the period is included in income.

The Company recognizes its advisory fees when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements

With the consent of its stockholder, the Company has elected to be treated as an S Corporation under subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

NOTE 2: INVESTMENTS, AT FAIR VALUE

Investments, at fair value consist of restricted securities which are stated at the fair value as determined by management. To the extent that these securities are not actively traded and valuation adjustments are not applied, they are categorized in level 3 of the fair value hierarchy. As of December 31, 2018, these securities are reported at their fair value of $4,681.

FASB ASC 820 defines fair value, establishes a frame work for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following tables presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

Assets	Level 1	Level 2	Level 3	Total
Investments, At Fair Value	$ -	$ -	$ 4,681	$ 4,681
TOTALS	$ -	$ -	4,681	4,681

NOTE 3: INCOME TAXES

As discussed in Note 1 the Company has elected the S Corporate tax status therefore, no federal income tax provision is reported.

NOTE 4: PENSION PLAN

The Company sponsors a Defined Benefit Plan and a Incentive Savings Plan, both of which are a type of employee benefit plan. Contributions to these plans are at the discretion of the Company's management. For the year ended December 31, 2018, the Company incurred $84,200 in expenses related to such plans.

NOTE 5: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Commitments

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2018 or during the year then ended.

NOTE 6: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2018 or during the year then ended.

NOTE 7: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 8: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 9: RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

NOTE 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $68,512 which was $63,512 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness of $57,003 to net capital was .83 to 1.